

March 11, 2014

Via E-mail
Mr. Stephen M. Kadenacy
Chief Financial Officer
AECOM Technology Corporation
555 South Flower Street, Suite 3700
Los Angeles, CA 90071

> **Re:** **AECOM Technology Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed November 13, 2013**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2013**
> **Filed February 5, 2014**
> **File No. 0-52423**

Dear Mr. Kadenacy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2013

General

1. You told us in your letter to us dated April 15, 2011 that your subsidiaries worked on various projects in Sudan and Syria, and that you expected to engage in future projects in Sudan and to complete your existing projects in Syria. Also, we note from your website that you continue to be involved in projects in Sudan. As you know, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Sudan or Syria. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. Your response should describe any goods, technology, services, or support you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the governments of Sudan and Syria or entities they control.

2. Please discuss the materiality of your contacts with Sudan and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Risk Factors, page 13

Our failure to meet contractual schedule or performance requirements…, page 17

3. Regarding your revenue agreements pertaining to events of defaults and remedies, in future filings please disclose in the risk factor whether losses related to such defaults and remedies, including liquidated damages clauses, have materially impacted your operating results in any of the periods presented. Absent such disclosure, it is unclear how investors can fully assess the likelihood of the risk factor having a material impact. If material, such losses should be quantified in the filing and your revenue recognition policy disclosures should be expanded to specifically state how these loss contingencies impact your revenue recognition policies. Please provide us with an example of your intended future disclosure.

Form 10-Q for Fiscal Quarter Ended December 31, 2013

Note 6 – Joint Ventures and Variable Interest Entities, page 8

4. Per our comment letter dated March 22, 2013, for your unconsolidated joint ventures in future filings please include (a) gross profit, (b) net income and (c) net income attributable to AECOM required by Article 1-02(bb)(1)(ii) of Regulation S-X.

5. In connection with recording the $37.4 million gain upon change in control of your unconsolidated joint venture, please provide us (1) the original joint venture operating agreement, (2) the modified joint venture agreement, and (3) your analysis and identification of the specific terms in the agreements that substantiate non-consolidation under the original agreement and consolidation under the modified agreement. Please reference the authoritative accounting guidance which supports your accounting.

Also, please quantify for us the dollar amounts of sales, operating income, and total assets of any joint ventures that were either newly consolidated or newly deconsolidated during fiscal years 2013 and 2014 to date.

Note 16 – Commitments and Contingencies, page 18

AECOM Australia, page 18

6. Please supplementally justify your statement on page 31 that "none of the investigations, claims and lawsuits in which we are involved is expected to have a *material adverse effect* [emphasis added] on our consolidated financial position, results of operations, cash flows or our ability to conduct business." Also, should this be deemed a material legal proceeding, disclose the factual basis alleged to underlie the proceeding and the relief sought required by Item 103 of Regulation S-K and Section 501.13 of the Financial Reporting Codification Policies in Legal Proceedings and in this note to the financial statements.

7. Further, please tell us supplementally whether a probable loss has been accrued, and if so, the dollar amount; if a loss has not been recorded, please tell us why. If there is at least a reasonable possibility you may have incurred a loss exceeding the amount already accrued (if any), please revise future filings to either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. Refer to ASC 450-20-50. Please provide us with any proposed revisions to future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825, Al Pavot at (202) 551-3738 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Sherry Haywood at (202) 551-3345 or Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief